December 22, 2021

British Columbia Securities Commission

Alberta Securities Commission

Dear Sir/Madam

Re: Notice of Change of Auditors of Alpine Summit Energy Partners, Inc.

We have read the statements made by Alpine Summit Energy Partners, Inc. in the Notice of Change of Auditor dated December 22, 2021, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the Notice of Change of Auditor dated December 22, 2021.

Yours very truly.

WEAVER AND TIDWELL, L.L.P.

Weaver and Tidwell, L.L.P.

24 Greenway Plaza, Suite 1800 | Houston, Texas 77046

Office: 832.320.3217

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